Exhibit 99.1

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

Corporación América Airports S.A.

CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

For the three-month period ended March 31, 2019 and 2018

R.C.S. Luxembourg B 174.140

4, rue de la Grève

L-1643, Luxembourg

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

		For the three-month period ended March 31,
		2019	2018
	Notes	Unaudited	Unaudited
Continuing operations
Revenue	4	360,550	390,884
Cost of services	5	(248,744)	(241,102)
Gross profit		111,806	149,782
Selling, general and administrative expenses	6	(38,527)	(44,033)
Other operating income	7	4,340	5,078
Other operating expense		(791)	(1,231)
Operating income		76,828	109,596
Share of (loss) / income in associates		(414)	130
Income before financial results and income tax		76,414	109,726
Financial income	8	15,798	13,887
Financial loss	8	(65,302)	(85,788)
Inflation adjustment	8	(8,230)	-
Income before income tax expense		18,680	37,825
Income tax expense	9	5,731	(11,518)
Income for the period		24,411	26,307
Attributable to:
Owners of the parent		30,441	26,495
Non-controlling interest		(6,030)	(188)
		24,411	26,307

Earnings per share attributable to the owners of the parent
Weighted average number of ordinary shares (thousands)		160,022	155,260

Basic and diluted earnings per share		0.19	0.17

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2018.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

	For the three-month period ended March 31,
	2019	2018
	Unaudited	Unaudited
Income for the period	24,411	26,307

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(237)	9

Items that may be subsequently reclassified to profit or loss:
Share of other comprehensive income from associates	76	115
Currency translation adjustment	(26,517)	(24,257)
Other comprehensive loss for the period, net of income tax	(26,678)	(24,133)
Total comprehensive (loss) / income for the period	(2,267)	2,174
Attributable to:
Owners of the parent	13,560	5,872
Non-controlling interest	(15,827)	(3,698)
	(2,267)	2,174

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2018.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED cONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

	Notes	At March 31, 2019 Unaudited	At December 31, 2018 Audited

ASSETS
Non-current assets
Intangible assets, net	10	2,904,795	2,933,542
Property, plant and equipment, net		71,330	74,299
Right-of-use asset		10,585	-
Investments in associates		10,946	10,886
Other financial assets at fair value through profit or loss		3,309	3,372
Other financial assets at amortized cost		2,379	2,339
Deferred tax assets		152,494	153,486
Other receivables		136,316	133,193
Trade receivables		1,323	1,419
		3,293,477	3,312,536
Current assets
Inventories		9,197	9,769
Other financial assets at fair value through profit or loss		39,347	38,007
Other financial assets at amortized cost		14,703	42,972
Other receivables		71,263	66,531
Current tax assets		3,264	13,701
Trade receivables		118,581	116,897
Cash and cash equivalents	11	255,047	244,865
		511,402	532,742
Total assets		3,804,879	3,845,278

EQUITY	14
Share capital		160,022	160,022
Share premium		180,486	180,486
Free distributable reserve		385,055	385,055
Non-distributable reserve		1,351,883	1,351,883
Currency translation adjustment		(395,537)	(378,803)
Legal reserves		176	176
Other reserves		(1,324,878)	(1,324,731)
Retained earnings		424,597	394,156
Total attributable to owners of the parent		781,804	768,244
Non-controlling interests		431,318	454,453
Total equity		1,213,122	1,222,697

LIABILITIES
Non-current liabilities
Borrowings	12	1,016,077	1,027,751
Deferred tax liabilities		231,422	271,175
Other liabilities	13	885,928	871,596
Lease liabilities		9,025	-
Trade payables		1,290	1,508
		2,143,742	2,172,030
Current liabilities
Borrowings	12	121,248	98,907
Other liabilities	13	206,919	225,448
Lease liabilities		3,194	-
Current tax liabilities		20,936	11,555
Trade payables		95,718	114,641
		448,015	450,551
Total liabilities		2,591,757	2,622,581
Total equity and liabilities		3,804,879	3,845,278

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2018.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the parent
	Share Capital	Share premium	Free Distributable Reserves	Non- Distributable Reserves	Legal Reserves	Currency Translation Adjustment	Other Reserves	Retained Earnings (1)	Total	Non- Controlling interests	Total
Balance at January 1, 2019	160,022	180,486	385,055	1,351,883	176	(378,803)	(1,324,731)	394,156	768,244	454,453	1,222,697
Income / (loss) for the period	-	-	-	-	-	-	-	30,441	30,441	(6,030)	24,411
Other comprehensive loss for the period	-	-	-	-	-	(16,734)	(147)	-	(16,881)	(9,797)	(26,678)
Changes of non-controlling interests (Note 14)	-	-	-	-	-	-	-	-	-	(7,308)	(7,308)
Balance at March 31, 2019	160,022	180,486	385,055	1,351,883	176	(395,537)	(1,324,878)	424,597	781,804	431,318	1,213,122

Balance at December 31, 2017	1,500,000	-	385,055	-	2	(217,300)	(1,344,008)	138,034	461,783	335,359	797,142
Adjustment on adoption of IFRS 9 (net of tax)	-	-	-	-	-	-	-	2,356	2,356	542	2,898
Adjusted balance at January 1, 2018	1,500,000	-	385,055	-	2	(217,300)	(1,344,008)	140,390	464,139	335,901	800,040
Shareholders contributions (Note 14)	-	-	-	-	-	-	-	-	-	43,703	43,703
Income / (loss) for the period	-	-	-	-	-	-	-	26,495	26,495	(188)	26,307
Reverse stock split (Note 14)	(1,351,883)	-	-	1,351,883	-	-	-	-	-	-	-
Initial Public Offering (Note 14)	11,905	180,486	-	-	-	-	-	-	192,391	-	192,391
Other comprehensive loss for the period	-	-	-	-	-	(20,628)	5	-	(20,623)	(3,510)	(24,133)
Changes of non-controlling interests (Note 14)	-	-	-	-	-	-	(2,658)	-	(2,658)	(22,516)	(25,174)
Balance at March 31, 2018	160,022	180,486	385,055	1,351,883	2	(237,928)	(1,346,661)	166,885	659,744	353,390	1,013,134

(1) Retained Earnings calculated according to Luxembourg Law are disclosed in Note 15.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2018.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		For the three-month period ended March 31,
	Notes	2019 Unaudited	2018 Unaudited
Cash flows from operating activities
Income for the period		24,411	26,307
Adjustments for:
Amortization and depreciation		45,519	34,224
Deferred income tax	9	(33,504)	(13,700)
Income tax accrued	9	27,773	25,218
Share of income / (loss) in associates		414	(130)
Loss on disposals of property, plant and equipment		17	-
Unpaid concession fees		22,817	22,337
Low value, short term and variable lease payments		(591)	-
Changes in liability for Brazil concessions		26,729	21,577
Interest expense		22,380	25,925
Other financial results, net		(9,914)	2,292
Net foreign exchange		10,276	22,425
Leases financial cost		141	-
Other accruals		2,561	3,689
Inflation adjustment		11,978	-
Acquisition of Intangible assets		(60,103)	(44,170)
Income tax paid		(9,361)	(14,242)
Changes in working capital	17	(84,166)	(82,401)
Net cash (used in) / provided by operating activities		(2,623)	29,351

Cash flows from investing activities
Cash contribution in associates		(398)	(13)
Acquisition of other financial assets		(3,586)	(5,816)
Disposals of other financial assets		30,072	23,590
Purchase of Property, plant and equipment		(2,295)	(1,749)
Acquisition of Intangible assets		(250)	(16)
Loans with related parties		(961)	-
Advance payments of Property, plant and equipment		(1,033)	-
Other		105	80
Net cash provided by investing activities		21,654	16,076

Cash flows from financing activities
Proceeds from cash contributions		-	43,703
Additional acquisitions in subsidiaries	14	-	(16,513)
Proceeds from borrowings		10,315	173,680
Initial Public Offering		-	195,601
Initial Public Offering expenses paid		-	(4,253)
Release of guarantee deposits		-	92,913
Leases payments		(1,225)	-
Loans paid	12	(3,231)	(452,686)
Interest paid	12	(10,843)	(17,332)
Dividends paid		-	(2,632)
Net cash (used in) / provided by financing activities		(4,984)	12,481

Increase in cash and cash equivalents		14,047	57,908
Movements in cash and cash equivalents
At the beginning of the period		244,865	221,601
Exchange rate (loss) / income and inflation adjustment on cash and cash equivalents		(3,865)	(3,760)
Increase in cash and cash equivalents		14,047	57,908
At the end of the period	11	255,047	275,749

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2018.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1	General information, reverse stock split and initial public offering
2	Basis of presentation and accounting policies
3	Segment information
4	Revenue
5	Cost of services
6	Selling, general and administrative expenses
7	Other operating income
8	Financial results, net
9	Income tax expense
10	Intangible assets, net
11	Cash and cash equivalents
12	Borrowings
13	Other liabilities
14	Equity
15	Contingencies, commitments and restrictions on the distribution of profits
16	Related party balances and transactions
17	Cash flow disclosures
18	Fair value measurement of financial instruments
19	Subsequent events

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

1	General information and company conversion

General Information

Corporación América Airports S.A. (the “Company” or “CAAP”) is a holding company primarily engaged through its operating subsidiaries in the acquisition, development and operation of airport concessions. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”.

The Company was formed as a private limited liability company under the laws of the Grand Duchy of Luxembourg on December 14, 2012. The Company is ultimately controlled by Southern Cone Foundation (“SCF”), a foundation, organized under the laws of the Principality of Liechtenstein. The address of its registered office is in Vaduz.

The Group currently has operations in Argentina, Brazil, Uruguay, Armenia, Italy, Ecuador and Peru.

A list of the principal Group’s subsidiaries is included in Note 2 of the Consolidated Financial Statements as of December 31, 2018.

Reverse Stock Split

On January 19, 2018, the Shareholder approved a 1-to-10.12709504 reverse stock split of its common shares, consequently decreasing the outstanding common shares from 1,500,000,000 common shares to 148,117,500 common shares (the “Reverse Stock Split”). The nominal value of USD 1.00 of each common share did not change as a result of the Reverse Stock Split. It implied a reduction of share capital of USD 1,351,883 and an increase in Non-Distributable Reserves. In accordance with the provisions of the amended and restated articles of association of the Company, the non-distributable reserve may be distributed to its shareholders, from time to time, on a pro rata basis.

Initial Public Offering

On February 2, 2018, CAAP submitted the final prospectus to the U.S. Securities and Exchange Commission as an initial public offering of common shares of Corporación América Airports S.A. which was declared effective by such commission. The offering was of 11,904,762 common shares with a nominal value of USD 1 and the Shareholder offered 16,666,667 common shares which were fully subscribed. As a consequence of the Initial Public Offering, the share capital of CAAP has increased to 160,022,262 shares. The initial public offering price per common share was USD 17.00. As a result, CAAP had proceeds of USD 195,601 net of underwriting discounts and commissions but before other issuing expenses.

On February 5, 2018, the Executive Committee; in accordance with (i) the provisions of the articles of associations of the Company, and (ii) the resolutions taken by the Company´s board of directors which determined and confirmed the creation and composition of the Executive Committee and also the powers delegated to it with respect of the Initial Public Offering; resolved to approve the issuance of the new shares, acknowledged having received sufficient evidence showing that the subscription price of the new shares had been paid, and the amendment of the articles of associations in respect of the new share capital of USD 160,022,262.

These condensed consolidated interim financial statements have been approved for issuance by the Company on May 21, 2019.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2	Basis of presentation and accounting policies

The principal accounting policies applied in the preparation of these Condensed Consolidated Interim Financial Statements are consistent with the Consolidated Financial Statements ended at December 31, 2018. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of presentation

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2018, except for changes explained in Note 2.2. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2018, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board (IASB) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC).

Elimination of all material intercompany transactions and balances between the Company and the other companies and their respective subsidiaries have been made.

The preparation of Condensed Consolidated Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

In the preparation of these Condensed Consolidated Interim Financial Statements, the significant areas of judgment by management in the application of the Group’s accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Consolidated Financial Statements for the year ended December 31, 2018.

Assets and liabilities are classified as current if settlement is expected within 12 months.

Application of IAS 29 in financial reporting of Argentine subsidiaries and associates

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

In order to conclude on whether an economy is categorized as hyperinflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceeds 100%. Considering that the inflation in Argentina has exceed the 100% three-year cumulative inflation rate in July 2018, and that the rest of the indicators do not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes, the Group understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29 as from July 1, 2018, and, accordingly, it has applied IAS 29 as from that date in the financial reporting of its subsidiaries and associates with the Argentine peso as functional currency.

The estimated price index as of March 31, 2019 was 204.34 (184.25 as of December 31, 2018) and the conversion factor derived from the indexes for the period ended March 31, 2019, was 1.11.

Comparative amounts are the figures presented as current year amounts in the relevant prior year consolidated financial statements, according to IAS 21, considering that were translated into the currency of a non- hyperinflationary economy.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2	Basis of presentation and accounting policies (Cont.)

2.1 Basis of presentation (Cont.)

Application of IAS 29 in financial reporting of Argentine subsidiaries and associates (Cont.)

The ongoing application of the re-translation of comparative amounts to closing exchanges rates under IAS 21 and the inflation adjustments required by IAS 29 will lead to a difference because the rate at which the hyper-inflationary currency depreciates against a stable currency is rarely equal to the rate of inflation.

The inflation adjustment and the translation of comparative amounts in the current period is included in Other comprehensive (loss) / income for the period line.

This re-translation changes every prior reported quarterly consolidated statement of income in U.S. dollars, as a result, the impact of quarterly inflation adjustments and quarterly translation adjustments vary the results of operation quarter to quarter until year end.

There were no changes in valuation techniques during the period, except for changes explained in Note 2.2, and there were no changes in risk management policies since the end of the year ended December 31, 2018.

2.2 Changes in the accounting polices

The group has applied the following standard for the first time for their quarter reporting period commencing January 1, 2019:

IFRS 16, “Leases”

The group has adopted IFRS 16 retrospectively from January 1, 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019.

(a) Adjustments recognized on adoption of IFRS 16

On adoption of IFRS 16, the group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 5.2%.

For leases previously classified as finance leases the entity recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right of use asset and the lease liability at the date of initial application. The measurement principles of IFRS 16 are only applied after that date.

Lease liabilities
Operating lease commitments as at December 31, 2018	14,167
Discounted using lessee’s incremental borrowing rate	(2,204)
Operating lease commitments discounted at the date of initial application	11,963
Add: finance lease liabilities recognized as at December 31, 2018	1,715
(Less): short-term leases recognized on a straight-line basis as expense	(59)
(Less): low-value leases recognized on a straight-line basis as expense	(70)
Lease liability recognized as at January 1, 2019	13,549
Of which are:
Current lease liabilities	4,942
Non-current lease liabilities	8,607
13,549

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2	Basis of presentation and accounting policies (Cont.)

2.2 Changes in the accounting polices (Cont.)

Right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as at December 31, 2018. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

The recognized right-of-use assets as at January 1, 2019 relate to the following types of assets:

At January 1, 2019
Right-of-use asset
Land, building and improvements	10,103
Plant and production equipment	1,224
Vehicles, furniture and fixtures	519
11,846

The change in accounting policy affected the following items in the balance sheet on January 1, 2019:

- right-of-use assets – increase by USD 11,846

- prepayments – decrease by USD 12

- borrowings – decrease by USD 1,715

- lease liabilities – increase by USD 13,549

There was no impact on retained earnings on January 1, 2019.

(b) Practical expedients applied

In applying IFRS 16 for the first time, the group has used the following practical expedients permitted by the standard:

- reliance on previous assessments on whether leases are onerous

- the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases

- the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and

- the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

(c) The group’s leasing activities and how these are accounted for

The group as a lessee

The group acts as a lessee renting various offices, equipment and cars.

Until the 2018 financial year, leases of property, plant and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2	Basis of presentation and accounting policies (Cont.)

2.2 Changes in the accounting polices (Cont.)

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

- fixed payments (including in-substance fixed payments), less any lease incentives receivable

- variable lease payment that are based on an index or a rate

- amounts expected to be payable by the lessee under residual value guarantees

- the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

- payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

- the amount of the initial measurement of lease liability

- any lease payments made at or before the commencement date less any lease incentives received

- any initial direct costs, and

- restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

The group as a lessor

The group acts as a lessor regarding leases and sub-concession of spaces with third parties at its airports facilities.

The Group’s accounting policy under IFRS 16 has not changed from the comparative period. As a lessor the Group classifies its leases as either operating or finance leases. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of the underlying asset, and classified as an operating lease if it does not.

Other standards and amendments

Several other amendments and interpretations apply for the first time in 2019 but do not have an impact on the interim condensed consolidated financial statements of the Group.

New and amended standards not yet adopted for CAAP.

Certain new accounting standards and interpretations have been published that are not mandatory for March 31, 2019 reporting periods and have not been early adopted by the group. The group’s management is currently evaluating the potential impact of the new standards and interpretations that are set out below.

Other standards and interpretations non-significant for the Company’s financial statements:

- IFRS 17 – Insurance contracts

- Amendments to IAS 1 and 8 – Definition of Material. These amendments must be applied prospectively for annual periods beginning on or after January 1, 2020.

- Amendments to IFRS 3 – Definition of a Business. Entities are required to apply the amendments to transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020.

- Amendments to references to the conceptual framework in IFRS standards (issued in March 2018). These amendments must be applied as from January 1, 2020.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3	Segment information

Operating segments are components of an enterprise where separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision maker is its Board of Directors. The Group’s operating segments are managed separately because each operating segment represents a strategic business unit providing airport and non-airport services (“others”) to clients in different countries. The Group’s reportable operating segments are the seven countries in which the Group currently operates, which are Argentina, Brazil, Uruguay, Armenia, Ecuador, Italy and Peru.

Within each reportable segment, the Group develops and operates airport concessions (“Airports”) and provides other services not directly related to airport concessions (“Others”).

Assets, liabilities and results of sub-holding and/or holding companies are not allocated and are reported within the “Unallocated” column. This column also includes head office and group services.

The elimination of any intersegment revenues and other significant intercompany operations are included in the “Intersegment Adjustments” column.

The information regarding the Company’s reportable operating segments is consistent with the information presented in Notes 2.V and 4 included in our audited Consolidated Financial Statements for the year ended December 31, 2018 and should be read in conjunction with them.

The performance of each reportable segment is measured by its adjusted EBITDA, defined, with respect to each segment, as net income before financial income, financial loss, income tax expense, depreciation and amortization for such segment. The Adjusted EBITDA for the Brazil segment does not exclude the amortization of the intangible asset related to the fee payable to the Brazilian government for the operation of the Brazilian airport concessions.

Effective April 1, 2018, the CODM revised the current segment reporting to also include another metric of performance. In addition, the CODM considers each reportable segment’s Adjusted EBITDA before Construction Services margin as a relevant performance measure. Prior periods information has been revised to conform to the current period presentation.

Adjusted EBITDA excluding Construction Services is defined, with respect to each segment, as net income before construction services revenue, financial income, construction services cost, financial loss, income tax expense, depreciation and amortization for such segment. The Adjusted EBITDA excluding construction services revenue and construction services cost for the Brazil segment does not exclude the amortization of the intangible asset related to the fee payable to the Brazilian government for the operation of the Brazilian airport concessions.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3	Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Peru
For the three-month period ended March 31, 2019 (Unaudited)	Airports	Others	Airports	Other	Airports	Others	Airports	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Revenue	220,342	48	29,669	-	32,254	4,088	25,256	23,697	26,816	-	(3,149)	1,529	360,550
Cost of services	(150,632)	(4)	(24,548)	-	(14,614)	(3,152)	(16,441)	(14,054)	(24,204)	-	2,436	(3,531)	(248,744)
Gross profit	69,710	44	5,121	-	17,640	936	8,815	9,643	2,612	-	(713)	(2,002)	111,806
Selling, general and administrative expenses	(17,153)	(50)	(4,852)	(19)	(3,459)	(347)	(2,820)	(4,585)	(3,441)	-	713	(2,514)	(38,527)
Other operating income	4,121	-	207	-	23	-	-	6	-	-	(17)	-	4,340
Other operating expenses	(85)	-	(525)	-	(33)	-	(158)	(6)	-	-	16	-	(791)
Operating income / (loss)	56,593	(6)	(49)	(19)	14,171	589	5,837	5,058	(829)	-	(1)	(4,516)	76,828
Share of loss in associates	-	-	-	-	-	-	-	-	-	(414)	-	-	(414)
Amortization and depreciation	21,860	-	3,108	-	3,781	237	3,171	1,127	3,024	-	-	4,204	40,512
Adjusted Ebitda	78,453	(6)	3,059	(19)	17,952	826	9,008	6,185	2,195	(414)	(1)	(312)	116,926
Construction services revenue	(55,889)	-	-	-	(653)	-	(2,389)	-	(1,793)	-	-	-	(60,724)
Construction services cost	55,849	-	-	-	633	-	2,320	-	1,166	-	-	-	59,968
Adjusted Ebitda excluding Construction Services	78,413	(6)	3,059	(19)	17,932	826	8,939	6,185	1,568	(414)	(1)	(312)	116,170
Construction services revenue	55,889	-	-	-	653	-	2,389	-	1,793	-	-	-	60,724
Construction services cost	(55,849)	-	-	-	(633)	-	(2,320)	-	(1,166)	-	-	-	(59,968)
Adjusted Ebitda	78,453	(6)	3,059	(19)	17,952	826	9,008	6,185	2,195	(414)	(1)	(312)	116,926
Financial income													15,798
Financial loss													(65,302)
Inflation adjustment													(8,230)
Amortization and depreciation													(40,512)
Income before income tax expense													18,680
Income tax expense													5,731
Income for the period													24,411

March 31, 2019 (Unaudited)
Current assets	199,420	219	50,694	97	38,853	4,772	50,396	19,778	43,543	-	(75,981)	179,611	511,402
Non-current assets	1,059,513	22	1,210,896	-	147,459	5,413	167,957	51,922	240,526	8,751	(600)	401,618	3,293,477
Capital Expenditure	55,892	-	1,298	-	590	315	1,524	82	2,964	-	(34)	-	62,631
Current liabilities	163,116	28	110,422	-	26,771	3,216	20,930	36,556	84,090	-	(75,806)	78,692	448,015
Non-current liabilities	459,807	-	1,136,521	-	53,728	2,274	75,262	2,424	67,942	-	(774)	346,558	2,143,742

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3	Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Peru
For the three-month period ended March 31, 2018 (Unaudited)	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Revenue	248,276	16	32,049	-	32,154	4,466	21,677	21,526	31,708	-	(2,427)	1,439	390,884
Cost of services	(144,834)	(32)	(28,325)	-	(13,531)	(3,269)	(12,865)	(12,173)	(24,818)	-	2,427	(3,682)	(241,102)
Gross profit	103,442	(16)	3,724	-	18,623	1,197	8,812	9,353	6,890	-	-	(2,243)	149,782
Selling, general and administrative expenses	(22,049)	(58)	(3,745)	-	(3,729)	(355)	(2,596)	(4,274)	(3,280)	-	-	(3,947)	(44,033)
Other operating income	5,021	-	-	-	16	11	28	2	-	-	-	-	5,078
Other operating expenses	(304)	-	(140)	-	(28)	-	(127)	(7)	-	-	-	(625)	(1,231)
Operating income / (loss)	86,110	(74)	(161)	-	14,882	853	6,117	5,074	3,610	-	-	(6,815)	109,596
Share of income in associates	-	-	-	-	-	-	-	-	-	130	-	-	130
Amortization and depreciation	6,974	-	4,361	-	3,400	189	2,983	1,860	2,960	-	-	4,354	27,081
Adjusted Ebitda	93,084	(74)	4,200	-	18,282	1,042	9,100	6,934	6,570	130	-	(2,461)	136,807
Construction services revenue	(44,518)	-	-	-	(137)	-	(432)	-	(1,529)	-	-	-	(46,616)
Construction services cost	44,450	-	-	-	133	-	419	-	1,160	-	-	-	46,162
Adjusted Ebitda excluding Construction Services	93,016	(74)	4,200	-	18,278	1,042	9,087	6,934	6,201	130	-	(2,461)	136,353
Construction services revenue	44,518	-	-	-	137	-	432	-	1,529	-	-	-	46,616
Construction services cost	(44,450)	-	-	-	(133)	-	(419)	-	(1,160)	-	-	-	(46,162)
Adjusted Ebitda	93,084	(74)	4,200	-	18,282	1,042	9,100	6,934	6,570	130	-	(2,461)	136,807
Financial income													13,887
Financial loss													(85,788)
Amortization and depreciation													(27,081)
Income before income tax expense													37,825
Income tax expense													(11,518)
Income for the period													26,307

December 31, 2018 (Audited)
Current assets	202,187	251	45,042	116	21,925	3,660	51,264	44,145	51,192	-	(60,077)	173,037	532,742
Non-current assets	1,061,352	23	1,224,475	-	149,418	5,396	168,465	46,009	239,489	8,640	(600)	409,869	3,312,536
Capital Expenditure	176,525	-	8,264	-	1,832	1,552	8,026	2,127	21,142	-	-	64	219,532
Current liabilities	150,971	36	106,907	-	22,874	2,341	25,525	45,130	89,414	-	(59,909)	67,262	450,551
Non-current liabilities	504,934	-	1,121,409	-	52,904	2,450	74,457	2,098	65,552	-	(768)	348,994	2,172,030

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

4	Revenue

	For the three-month period ended March 31,
	2019 (Unaudited)	2018 (Unaudited)
Aeronautical revenue	184,988	204,802
Non-aeronautical revenue
Commercial revenue	114,341	137,210
Construction service revenue	60,724	46,616
Other revenue	497	2,256
	360,550	390,884

Timing of revenue recognition
Over time	297,562	318,274
At a point in time	8,426	7,181
Revenues outside the scope of IFRS 15	54,562	65,429
Revenue	360,550	390,884

5	Cost of services

	For the three-month period ended March 31,
	2019 (Unaudited)	2018 (Unaudited)
Construction services cost	(59,968)	(46,162)
Salaries and social security contributions	(45,900)	(51,538)
Concession fees (**)	(42,408)	(48,907)
Amortization and depreciation	(37,647)	(25,020)
Maintenance expenses	(28,953)	(36,506)
Services and fees	(15,629)	(13,624)
Cost of fuel	(7,742)	(6,855)
Taxes (*)	(4,408)	(4,628)
Office expenses	(3,042)	(4,206)
Provision for maintenance costs	(926)	(1,111)
Others	(2,121)	(2,545)
	(248,744)	(241,102)

(*) Mainly includes tax from turnover and municipal taxes.

(**) Includes depreciation for Brazil concession assets of USD 5,007 as of March 31, 2019 (USD 7,143 as of March 31, 2018). It also includes amortization of leases of USD 687 as of March 31, 2019.

6	Selling, general and administrative expenses

	For the three-month period ended March 31,
	2019 (Unaudited)	2018 (Unaudited)
Taxes (*)	(9,954)	(14,319)
Services and fees	(9,287)	(10,468)
Salaries and social security contributions	(7,898)	(9,404)
Bad debts	(4,295)	(937)
Amortization and depreciation (**)	(2,865)	(2,061)
Office expenses	(924)	(2,321)
Insurance	(386)	(474)
Maintenance expenses	(352)	(1,077)
Advertising	(251)	(497)
Charter service	(207)	(207)
Bad debts recovery	121	-
Other	(2,229)	(2,268)
	(38,527)	(44,033)

(*) Mainly includes tax from taxes over banks transactions and tax on revenue.

(**) Includes amortization of leases of USD 164 as of March 31, 2019.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

7	Other operating income

	For the three-month period ended March 31,
	2019 (Unaudited)	2018 (Unaudited)
Government grant (*)	4,049	5,021
Other	291	57
	4,340	5,078

(*) Corresponds to government grant for the development of airport infrastructure in Group A (operated by AA2000) of the National Airport System. There are no unfulfilled conditions or other contingencies attaching to these grants. The group did not benefit directly from any other forms of government assistance.

8	Financial results, net

	For the three-month period ended March 31,
	2019 (Unaudited)	2018 (Unaudited)

Interest income	9,031	2,668
Foreign exchange income	4,807	10,220
Other financial income	1,960	999
Financial income	15,798	13,887

Interest expense	(22,380)	(25,925)
Foreign exchange expenses	(15,083)	(32,645)
Leases financial cost	(141)	-
Changes in liability for Brazil concessions	(26,729)	(21,577)
Other financial loss	(969)	(5,641)
Financial loss	(65,302)	(85,788)

Inflation adjustment	(8,230)	-
Inflation adjustment	(8,230)	-
Net financial results	(57,734)	(71,901)

9	Income tax expense

	For the three-month period ended March 31,
	2019 (Unaudited)	2018 (Unaudited)
Current income tax	(27,773)	(25,218)
Deferred income tax	33,504	13,700
	5,731	(11,518)

As of March 29, 2019, AA2000 exercised an option of the asset revaluation for tax purpose included in Law No. 27.430 of Argentina, generating a deferred tax gain of ARS 1,615 million (approximately USD 37,256), as well as a higher current tax of ARS 517 million (approximately USD 11,922).

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

10	Intangible assets, net

	Concession Assets	Goodwill	Patent, Intellectual property rights and others	Total

Cost
Balances at January 1, 2019	3,841,853	56,501	15,170	3,913,524
Acquisitions	60,086	-	250	60,336
Transfer	(334)	-	334	-
Transfer from property plant and equipment	1,705	-	-	1,705
Translation differences and inflation adjustment	(69,140)	(102)	(287)	(69,529)
	3,834,170	56,399	15,467	3,906,036
Depreciation
Accumulated at January 1, 2019	967,909	-	12,073	979,982
Depreciation of the period	41,773	-	347	42,120
Translation differences and inflation adjustment	(20,611)	-	(250)	(20,861)
	989,071	-	12,170	1,001,241
At March 31, 2019	2,845,099	56,399	3,297	2,904,795

Cost
Balances at January 1, 2018	3,312,006	57,049	14,867	3,383,922
Acquisitions	48,092	-	16	48,108
Translation differences	(42,983)	124	362	(42,497)
	3,317,115	57,173	15,245	3,389,533
Depreciation
Accumulated at January 1, 2018	553,767	313	11,488	565,568
Depreciation of the period	31,639	-	319	31,958
Translation differences	(6,003)	(23)	337	(5,689)
	579,403	290	12,144	591,837
At March 31, 2018	2,737,712	56,883	3,101	2,797,696

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

11	Cash and cash equivalents

	At March 31, 2019 (Unaudited)	At December 31, 2018 (Audited)
Cash to be deposited	2,150	3,488
Cash at Banks	208,202	181,972
Time deposits	23,605	31,879
Other cash equivalents	21,090	27,526
	255,047	244,865

The Group operates with investment grade - financial institutions.

For the purposes of cash flow interim statement, cash and cash equivalents include the following:

	At March 31, 2019 (Unaudited)	At March 31, 2018 (Unaudited)
Cash and cash equivalents	255,047	275,750
Bank overdraft	-	(1)
	255,047	275,749

12	Borrowings

	At March 31, 2019 (Unaudited)	At December 31, 2018 (Audited)
Non-current
Bank and financial borrowings (**)	407,040	405,944
Notes (*)	609,037	621,380
Others	-	427
	1,016,077	1,027,751
Current
Bank and financial borrowings (**)	47,584	40,063
Notes (*)	73,662	57,556
Others	2	1,288
	121,248	98,907
Total Borrowings	1,137,325	1,126,658

Changes in borrowings during the period is as follows:

	For the three-month period ended March 31,
	2019 (Unaudited)	2018 (Unaudited)
Balances at the beginning of the period	1,126,658	1,486,445
Adjustment on adoption of IFRS 16	(1,715)	-
Adjusted balances at the beginning of the period	1,124,943	1,486,445
Loans obtained	10,315	174,289
Loans paid	(3,231)	(452,686)
Interest paid	(10,843)	(17,332)
Accrued interest for the period	21,346	28,462
Translation differences and inflation adjustment	(5,205)	6,034
Balances at the end of the period	1,137,325	1,225,212

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
At March 31, 2019 (1)	177,418	170,332	469,460	820,029	1,637,239
At December 31, 2018 (1)	172,920	170,630	472,042	836,697	1,652,289

(1) The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12	Borrowings (Cont.)

(*) Notes include the following:

-	In 2007 Puerta del Sur S.A. issued 7.75% secured guaranteed notes for USD 87 million, due 2021. The principal balance of the Puerta del Sur Notes, together with accrued interest, will be repaid in 22 total installments, with individual installments occurring on April 29 and October 29 of each year beginning in 2011 and ending in 2021. The main covenants on these bonds are limitations on liens and encumbrances and compliance with certain financial ratios. Puerta del Sur may be limited to declare, make or pay any dividends unless the debt coverage service ratio exceeds 1.7x and the indebtedness ratio is less than 3.0. Puerta del Sur Notes are secured by a trust to which Puerta del Sur has transferred the following sums: (a) the sum of funds which Puerta del Sur has or has rights to for services offered in administration, construction, and maintenance of Carrasco Airport; (b) the sum of funds received from the duty-free store in Carrasco Airport; (c) the sum of funds received as a result of the permitted operation of the cargo terminal in Carrasco Airport; and (d) the sum of funds Puerta del Sur has received or will have right to receive from the government or from a third party successor as a result of a management agreement, or as a consequence of the redemption, termination, mutual dissolution and/or resolution of the management agreement for whatever reason, this trust is only use in case of non-compliance with the Notes obligations.

-	In 2015, ACI Airport Sudamérica S.A.U. issued 6.875% senior secured guaranteed notes, for USD 200 million due in 2032. The principal balance will be repaid in 34 installments, May 29 and November 29 of each year, commencing on May 29, 2016 while accrued interest will be repaid commencing on November 29, 2015. The main covenants on these bonds are limitations on take additional indebtedness, make payments of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios. The holders of these notes benefit from a guarantee and a security package including the pledge of the shares in Puerta del Sur S.A. and Cerealsur S.A., and certain accounts of Cerealsur and ACI Airport Sudamérica. As of March 30, 2019 and December 31, 2018 they were guaranteed with a stand by letter of credit of Corporación América S.A. with Bank of América. These notes are fully and unconditionally guaranteed by Cerealsur S.A.

-	In 2014 Corporación América Italia S.p.A. issued 6.25% secured notes for €50 million due 2019. These notes are secured by a pledge of the shares of Dicasa Spain SLU (pre-conversion) or Dicasa S.A.U. (post conversion), and the shares representing Corporación America Italia S.p.A. holding in Toscana Aeroporti S.p.A., a pledge of certain intercompany loan receivable and the economic first ranking pledge in respect of all the shares representing 100% of the share capital of Corporación América Italia S.p.A. held by Dicasa S.A.U. Main covenants on these bonds require compliance with certain financial ratios as well as restrictions on payment of dividends and limitations on certain lines of assets or increases in additional financial indebtedness. This secured notes were cancelled on January 2018.

-	On January 8, 2018, Corporación América Italia S.p.A. (“CAI”) issued € 60.0 million (USD 71.8 million) aggregate principal amount of 4.556% secured notes due 2024 (the “Italian Notes”). The proceeds of the Italian Notes were used to refinance and replace the 6.250% secured notes due 2019 issued by CAI in December 2014. Interest on the Italian Notes is payable annually in arrears on June 30 of each year. The Italian Notes will mature on December 31, 2024. The main covenants on these bonds are limitations on take additional indebtedness, make payments of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios.

The Italian Notes are secured by an economic first ranking pledge in respect of all the shares representing 100% of the share capital of CAI, 100% of the share capital of Dicasa Spain S.A.U. and the shares representing CAI’s holding in Toscana Aeroporti S.p.A.

-	On February 6, 2017, AA2000 issued 6.875% senior secured notes for a nominal amount of USD 400 million due 2027. The principal will be amortized in 32 equal quarterly installments as from May 1, 2019. The main covenants of these bonds require compliance with certain financial ratios as well as restriction to incur in additional debt and limitations on the payments of dividends if any default or unmatured default has occurred.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12	Borrowings (Cont.)

(**) As of March 31, 2019 significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding (In millions of USD)	Capitalization(2)
Inframérica Concessionaria do Aeroporto Sao Goncalo do Amarante S.A.	BNDES	R$	September 2032	Variable	TJLP(1) plus spread	8.5	A
	BNDES	R$	June 2032	Variable	T.R. plus spread plus IPCA	2.1
	BNDES	R$	September 2032	Variable	T.R. plus spread plus IPCA	5.5
	BNDES	R$	September 2022	Fixed	2.50%	2.0
	BNDES	R$	July 2032	Variable	T.R. plus spread plus IPCA	2.6
Inframérica Concessionaria do Aeroporto de Brasilia S.A.	BNDES	R$	December 2033	Variable	TJLP(1) plus spread	279.7	A
	Bradesco	R$	July 2022	Variable	TJLP(1) plus spread	0.2	D
	Bradesco	R$	July 2022	Variable	Selic plus spread	0.1	D
Terminal Aeroportuaria de Guayaquil S.A	Banco Guayaquil SA	USD	October 2019	Variable	6.58%	0.9	D
	Banco Guayaquil SA	USD	November 2019	Variable	7.76%	0.6	D
	Banco Bolivariano CA	USD	November 2019	Variable	7.65%	2.1	D
Terminal de Cargas de Uruguay S.A.	Santander Uruguay	USD	June 2020	Fixed	4.25%	0.6	D
	Santander Uruguay	USD	April 2023	Fixed	4.40%	2.1	D
Toscana Aeroporti S.p.a.	MPS Servicio capital	Euro	June 2022	Variable	Euribor 6 month plus spread	7.1	B
	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	27.4	D
	BPM	Euro	November 2019	Fixed	0.06%	2.3	D
	Unicredit	Euro	September 2020	Fixed	0.15%	5.6	D
	Unicredit	Euro	November 2019	Fixed	0.10%-0.15%	5.6	D
	MPS Servicio capital	Euro	September 2020	Fixed	0.15%	1.1	D
	BNL	Euro	July 2019	Variable	Euribor 3 month plus spread	2.8	D
	BPM	Euro	June 2022	Variable	Euribor 3 month plus spread	0.4	D
	BPM	Euro	June 2023	Variable	Euribor 3 month plus spread	0.5	D
Armenia International Airports C.J.S.C.	Credit Suisse AG	USD	June 2022	Variable	Libor 6 month plus spread	44.8	B
		Euro	June 2022	Variable	Euribor 6 month plus spread	46.5
Aeropuerto de Neuquén S.A.	Banco Macro	USD	August 2021	Variable	Libor plus spread	3.5	D
Total						454.6

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12	Borrowings (Cont.)

(**) As of December 31, 2018 significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding (In millions of USD)	Capitalization(2)
Inframérica Concessionaria do Aeroporto Sao Goncalo do Amarante S.A.	BNDES	R$	September 2032	Variable	TJLP(1) plus spread	8.5	A
	BNDES	R$	June 2032	Variable	T.R.plus spread plus IPCA	2.1
	BNDES	R$	September 2032	Variable	T.R. plus spread plus IPCA	5.4
	BNDES	R$	September 2022	Fixed	2.50%	2.1
	BNDES	R$	July 2032	Variable	T.R. plus spread plus IPCA	2.5
Inframérica Concessionaria do Aeroporto de Brasilia S.A.	BNDES	R$	December 2033	Variable	TJLP(1) plus spread	278.5	A
	Bradesco	R$	July 2022	Variable	TJLP(1) plus spread	0.2	D
	Bradesco	R$	July 2022	Variable	Selic plus spread	0.1	D
Terminal Aeroportuaria de Guayaquil S.A	Banco Guayaquil SA	USD	October 2019	Variable	6.58%	1.2	D
	Banco Guayaquil SA	USD	November 2019	Variable	7.45%	0.8	D
	Banco Bolivariano CA	USD	November 2019	Variable	7.30%	2.8	D
Terminal de Cargas de Uruguay S.A.	Santander Uruguay	USD	June 2020	Fixed	4.25%	0.7	D
	Santander Uruguay	USD	April 2023	Fixed	4.40%	2.2	D
Toscana Aeroporti S.p.a.	MPS Servicio capital	Euro	June 2022	Variable	Euribor 6 month plus spread	7.1	B
	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	29.6	D
	BPM	Euro	April 2019	Fixed	0.04%	2.3	D
	Unicredit	Euro	March 2019	Fixed	0.05%	5.7	D
	BNL	Euro	July 2019	Variable	Euribor 3 month plus spread	2.9	D
	BPM	Euro	June 2022	Variable	Euribor 3 month plus spread	0.4	D
	BPM	Euro	June 2023	Variable	Euribor 3 month plus spread	0.5	D
Armenia International Airports C.J.S.C.	Credit Suisse AG	USD	June 2022	Variable	Libor 6 month plus spread	44.6	B
		Euro	June 2022	Variable	Euribor 6 month plus spread	45.8
Total						446.0

(1) TJLP - Taxa de Juros de Longo Prazo (Brazilian Long term interest rate)

IPCA: corresponds to the Brazilian Consumer Price Index

(2) A - Secured/guaranteed

B – Secured/unguaranteed

C – Unsecured/guaranteed

D - Unsecured/unguaranteed

R$ - Brazilian Reales

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12	Borrowings (Cont.)

The Credit Facility Agreement between Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) and the Banco Nacional do Desenvolvimento Economico e Social (“BNDES”) pursuant to which BNDES provided a loan to Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A in November 2012, in an aggregate principal amount of R$ 329.3 million (USD 139.5 million) to finance the construction of the Natal Airport (issued in nine tranches with varying interest rates and maturity dates), is secured by the pledge of the shares of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A, together with any dividends and distributions in connection therewith, as well as the fiduciary assignment of rights arising from the Natal Airport concession agreement and certain letters of guarantees issued by indirect shareholders and affiliates of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. for an amount of USD 6.1 million which was released during 2018. It also establishes a required pre-authorization by BNDES on payments of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. dividends if exceeding 25% of net profits.

Further, Inframérica Concessionária do Aeroporto de Brasilia (“ICAB”) also entered into credit facility arrangements with BNDES and Caixa Economica Federal (“Caixa”) for an aggregate principal amount of R$ 841 million (USD 356.4 million) in February 2014, which are secured by the pledge of Inframérica Concessionária do Aeroporto de Brasilia and Inframérica Participaçoes S.A. shares, the fiduciary assignment of rights arising from the Brasilia airport concession agreement and letters of guarantee issued by indirect shareholders and affiliates of Inframérica Concessionária do Aeroporto de Brasilia. It also establishes under certain circumstances a required pre-authorization by BNDES and Caixa on payments of Inframérica Concessionária do Aeroporto de Brasilia dividends if exceeding 25% of net profits and compliance of certain financial ratios.

In December 2017, ICAB and ICASGA entered into amendments and extension agreements with BNDES with respect to their loans.

In March 2018, ICASGA concluded its renegotiation with BNDES. The terms of the renegotiation include the early repayment of a large part of the debt and rescheduling of current maturities.

On March 14, 2018 BNDES has approved an amendment and extension of the loan agreements with ICAB that involves extending the final maturity and the interest-only payment terms of such loans for two years, and providing an interest capitalization period for 50% of the interest due for two years. In addition, such agreements increased the size of the credit facility commitments by R$ 300 million (USD 92.9 million).

In connection with such amendments and extension agreements, ACI Airports S.à.r.l. and CAAP have agreed not to create any encumbrances on their shares of Inframerica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframerica or any change of control in Inframerica, without the prior consent of BNDES. ACI Airports S.à.r.l. has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, ACI Airports S.à.r.l. has agreed to maintain a minimum credit rating of at least B- (the “Minimum Rating”) or a stand-alone rating (without including the sovereign rating) of at least BB+. The amendment and extension agreements also require additional security equivalent to the amount of twenty-four months of debt service for at least a two-year period (in the form of a bank guaranty, letter of credit, guaranty insurance or other acceptable modalities of guarantee), if the Minimum Rating is not maintained for any annual testing period.

In March, 2018, ICAB repaid the outstanding amount of R$ 274.4 million (USD 83 million) with CAIXA.

On December 14, 2017, ICAB entered into a banking letter of credit with Banco Citibank S.A. (the “Citibank Credit Agreement”) in the aggregate principal amount of R$ 48.0 million (USD 14.5 million). The loan under the Citibank Credit Agreement matured on March 14, 2018. Such loan was unsecured. The obligations under the Citibank Credit Agreement were absolutely and unconditionally guaranteed by ACI Airports S.à.r.l.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12	Borrowings (Cont.)

On December 20, 2017, under the terms of the Banco Santander Bridge Loan Facility, ICAB issued a promissory note in the aggregate principal amount of R$ 300.0 million (USD 90.7 million), which matured on June 18, 2018. Loans under the Banco Santander Bridge Loan Facility were fully secured by (i) a cash deposit made by CAAP under a time deposit pledge agreement entered on December 19, 2017 between CAAP and Banco Santander, in the amount of R$ 300.0 million (USD 90.7 million). Such loans mature in 180 days as of the closing date thereunder; and (ii) a fiduciary assignment of ICAB’s account at Banco Santander where the funds from BNDES financings should be deposited. The Banco Santander Bridge Loan Facility was also guaranteed by Inframérica. The loans under the Banco Santander Bridge Loan Facility mature in 180 days.

On March 14, 2018, ICAB has repaid the credit facilities provided by Banco Santander Bridge and the Citibank for a total amount of R$ 348 million (approximately USD 106.6) with the proceeds of the loan given by the BNDES.

As a result of this operation, the guarantee deposit held by CAAP was released (approximately USD 92.9 million).

On December 19, 2017, ICAB entered into a short-term banking letter of credit with Banco Pine S.A. (the “Banco Pine Credit Agreement”) in the aggregate principal amount of R$ 32.0 million (USD 9.7 million). Obligations under the Banco Pine Credit Agreement were absolutely and unconditionally guaranteed by CAAP. The loan under the “Banco Pine Credit Agreement” matured on January 2018; at that date, ICAB made an amendment to the loan maturity from January to December 2018. On December 17, 2018, ICAB loan was cancelled.

On December 15, 2015 Armenia International Airports C.J.S.C. entered into a senior secured dual-currency facility agreement with Credit Suisse AG (and other banks) for a principal amount up to USD 160 million, which is secured by: (a) the collateral assignment of all present and future rights arising from the Armenian Concession Agreement and other related agreement, a pledge over all present and future cash collateral bank accounts, a pledge over certain movable and immoveable assets related to the Zvartnots Airport and the pledge of Armenia International Airports C.J.S.C. shares.

According to the loan agreement Armenia International Airports C.J.S.C. has restrictions to distribution of dividends, has to maintain the following ratios at a certain level: debt to EBITDA, Debt service coverage and adjusted debt service coverage ratio. According to this agreement, the analysis of the accomplished of these ratios must be made as of June 30 and December 31.

As of March 31, 2019 Armenia International Airports C.J.S.C. pledged cash held in bank accounts for USD 26.6 million (USD 25.5 million at December 31, 2018) and all intangible assets and property and equipment for a total of USD 164.0 million (USD 166.6 million at December 31, 2018).

Toscana Aeroporti S.p.A, pursuant to the loan agreement with Banco de Innovación de Infraestructuras y Desarrollo/MPS Servicio capital is required to comply with certain financial ratios. Cash and cash equivalents of the Consolidated Statement of Financial Position includes € 1 million, to secure the abovementioned loan.

On December, 2017 CAAP entered into the Julius Baer Credit Agreement, pursuant to which Julius Baer & Co. Ltd. provided a loan in the aggregate principal amount of USD 15 million. Loan under the Julius Baer Credit Agreement was secured by cash collateral provided by a company controlled by the Group of the Shareholder and mature 24 months from the closing date thereunder. This guaranteed was released on February 2018 when the loan was repaid.

On December 20, 2017, CAAP entered into the GS Credit Agreement, pursuant to which Goldman Sachs Bank USA provided a loan to the Company in the aggregate principal amount of USD 50.0 million.

On February 2018, CAAP fully repaid the Julius Baer Credit Agreement and the GS Credit Agreement, the cash collateral with Julius Baer was released when the loan was repaid.

As of March 31, 2019 and December 31, 2018, the Group was in compliance with all of its borrowing covenants.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13	Other liabilities

	At March 31, 2019 (Unaudited)	At December 31, 2018 (Audited)
Non-current
Concession fee payable (*)	808,735	791,474
Advances from customers	22,561	24,763
Provisions for legal claims (****)	7,829	7,966
Provision for maintenance costs (**)	21,363	21,685
Other taxes payable	3,810	4,430
Employee benefit obligation (***)	8,213	8,038
Salary payable	555	496
Other liabilities with related parties (Note 16)	1,776	1,785
Other payables	11,086	10,959
	885,928	871,596

Current
Concession fee payable (*)	97,918	116,480
Other taxes payable	21,390	24,411
Salary payable	35,089	39,565
Other liabilities with related parties (Note 16)	347	926
Advances from customers	5,652	6,030
Provision for maintenance costs (**)	7,863	7,412
Expenses provisions	1,006	2,030
Provision for legal claims (****)	1,495	1,717
Other payables	36,159	26,877
	206,919	225,448

Maturity of the other liabilities is as follows:

	1 year or less	1 - 2 years	2 - 5 years	Over 5 years	Total
At March 31, 2019	206,410	95,615	279,324	2,059,130	2,640,479
At December 31, 2018	224,468	87,901	268,503	2,091,094	2,671,966

(*) The most significant amounts included in the concession fee payable are generated by the concession agreement between The Brazilian National Civil Aviation Agency – ANAC and Inframerica Concessionária do Aeroporto de Brasilia S.A. and Inframerica Concessionária do Aeroportode São Gonçalo do Amarante S.A.

Changes in the period of the concession fee payable is as follows:

	For the three-month period ended March 31,
	2019 (Unaudited)	2018 (Unaudited)
Balances at the beginning of the period	907,954	971,043
Financial result	26,729	21,577
Concession fees	37,401	41,765
Payments	(58,468)	(61,312)
Translation differences and inflation adjustment	(6,963)	(5,620)
Balances at the end of the period	906,653	967,453

(**) Changes in the period of the provision for maintenance costs is as follows:

	For the three-month period ended March 31,
	2019 (Unaudited)	2018 (Unaudited)
Balances at the beginning of the period	29,097	31,703
Accrual of the period	1,126	1,209
Use of the provision	(443)	(846)
Translation differences and inflation adjustment	(554)	828
Balances at the end of the period	29,226	32,894

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13	Other liabilities (Cont.)

(***) Changes in the period of the provision for employee benefits is as follows:

	For the three-month period ended March 31,
	2019 (Unaudited)	2018 (Unaudited)
Balances at the beginning of the period	8,038	9,068
Actuarial gain/loss (in other comprehensive income)	313	(9)
Interest for services	35	84
Service cost	73	74
Amounts paid in the period	(119)	(130)
Translation differences and inflation adjustment	(127)	215
Balances at the end of the period	8,213	9,302

(****) Changes in the period of the provision for legal claims is as follows:

	For the three-month period ended March 31,
	2019 (Unaudited)	2018 (Unaudited)
Balances at the beginning of the period	9,682	8,925
Accrual of the period	145	409
Use of the provision	(167)	95
Translation differences and inflation adjustment	(336)	(137)
Balances at the end of the period	9,324	9,292

14	Equity

a) Share capital

The movements of shares capital for the period is as follows:

	For the three-month period ended March 31,
	2019 (Unaudited)	2018 (Unaudited)
At the beginning of the period	160,022	1,500,000
Reverse stock split (Note 1)	-	(1,351,883)
Initial Public Offering (Note 1)	-	11,905
At the end of the period	160,022	160,022

b) Share premium

As of March 31, 2019 and 2018 includes the differences between the nominal value of USD 1 per common share and the initial public offering price of USD 17 deducted from the underwriting discounts and commissions and other expenses directly related to the offering.

For the three-month period ended March 31,
Share premium	190,476
Underwriting discounts and expenses	(9,990)
Net share premium	180,486

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

14	Equity (Cont.)

c) Other comprehensive income

The movements of the reserve of other comprehensive income for the period of the owners of the Company is as follows:

	Currency translation adjustments	Remeasurement of defined benefit obligations (*)	Share of other comprehensive income from associates	Income Tax effect (*)	Transfer from shareholders equity – currency translation differences	Total

Balances at January 1, 2019	(401,444)	330	(40,761)	(99)	63,402	(378,572)
Other comprehensive income / (loss) for the period	(16,810)	(193)	76	46	-	(16,881)
For the period ended March 31, 2019	(418,254)	137	(40,685)	(53)	63,402	(395,453)

Balances at January 1, 2018	(241,091)	123	(39,611)	(57)	63,402	(217,234)
Other comprehensive income (loss) for the period	(20,743)	6	115	(1)	-	(20,623)
For the period ended March 31, 2018	(261,834)	129	(39,496)	(58)	63,402	(237,857)

(*) Income tax relating to OCI amounts to Remeasurement of defined benefit obligations. The movement was recognized as other comprehensive income of other reserves.

d) Non- controlling interest

	For the three-month period ended March 31,
	2019 (Unaudited)	2018 (Unaudited)
At the beginning of the period	454,453	335,359
Adjustment on adoption of IFRS 9 (net of tax)	-	542
Adjusted balance at the beginning of the period	454,453	335,901
Shareholder contributions (*)	-	43,703
Loss for the period	(6,030)	(188)
Other comprehensive (loss)/income
Currency translation	(9,707)	(3,514)
Remeasurement of defined benefit obligations	(119)	5
Reserve for income tax	29	(1)
	(9,797)	(3,510)
Changes in non-controlling interest
Changes in the participations –acquisitions (**)	-	(14,039)
Dividends approved	(7,308)	(8,477)
	(7,308)	(22,516)
Non-controlling interest at the end of the period	431,318	353,390

(*) Corresponds to contributions made by the non-controlling interest in Inframerica Concessionária do Aeroporto de Brasilia S.A.

(**) On February 19, 2018, CAI purchased an additional 4.568% (850,235 shares) of the share capital of Toscana Aeroporti S.p.A from Fondazione Pisa, for a purchase price of € 15.80 per share, paying a total amount of € 13,434 (approximately USD 16,513). As a result of the acquisition, CAI holds approximately 55.698% of Toscana Aeroporti’s share capital.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15	Contingencies, commitments and restrictions on the distribution of profits

a. Contingencies

CAAP and its subsidiaries are, from time to time, subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings are subject to substantial uncertainties. Accordingly, the potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration the Group’s litigation and settlement strategies.

The Company believes that the aggregate provisions recorded for losses in these financial statements, are adequate based upon currently available information.

There are no other lawsuits or legal proceedings different from the ones included in the Consolidated Financial Statements for the year ended December 31, 2018.

b. Commitments

Argentine Concession Agreement

AA2000 has set up a surety bond as guarantee for concession contract fulfilment. During March of every year, the amount of the surety bond is adjusted considering the variation of the U.S. dollar and the International Aerospace Use Rate. As of March 31, 2019, this guarantee amounts to AR$ 1,124.9 million (AR$ 528.9 million as of December 31, 2018).

Toscana Aeroporti S.p.A. expansion plan

On January 26, 2019, Toscana Aeroporti presented the expansion plan for the Pisa Airport terminal and the related flight infrastructures included in the 2018-2028 Master Plan, i.e., the program of works regarding the whole infrastructure system within the Pisa Airport, including the secondary runway and the aprons, as well as the project for creating an aircraft maintenance hub.

On February 6, 2019, a favorable opinion was obtained regarding the compliance of the works performed in connection with the urban planning. Upon this opinion, the administrative procedure (Conference of Services) related to the Master Plan 2014-2029 of the Florence airport, which calls for the construction of a new 2,400-meter runway and a new terminal, was closed. Pursuant to the regulations governing this administrative procedure, as well as ENAC’s regulations concerning the environmental and urban compatibility procedures relating to airport development plans, the Italian Ministry of Infrastructures and Transport will then issue the formal closure of the administrative procedure. Once this administrative procedure is closed, ENAC will have to issue its formal approval of the development plan concerning the Florence Airport.

Refer to Note 19 for subsequent events related to Toscana Aeroporti commitments.

International Airport C/C Carlos A. Curbelo (Laguna del Sauce) – Punta del Este extension

On March 28, 2019, Resolution 1351/2019 was issued by the Ministry of Defense, which approved the amendment of the Punta del Este Concession Agreement, extending its term to March 31, 2033. This extension is subject to the execution of the Amendment to the Punta del Este Concession Agreement.

There are no new commitments or significant changes related to the concession agreements in the current period from the ones included in the Consolidated Financial Statements for the year ended December 31, 2018, except for the abovementioned.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

c. Restrictions to the distribution of profits and payment of dividends

As of March 31, 2019 and December 31, 2018, equity as defined under Luxembourg laws and regulations consisted of:

	At March 31, 2019 (Unaudited)	At December 31, 2018 (Audited)
Share capital	160,022	160,022
Share premium	180,486	180,486
Legal reserve	176	176
Free distributable reserves	385,055	385,055
Non-distributable reserves	1,351,883	1,351,883
Retained earnings	(73,012)	(72,231)
Total equity in accordance with Luxembourg law	2,004,610	2,005,391

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg laws and regulations.

16	Related party balances and transactions

Corporación América Airports S.A. is controlled by ACI Airports S.à.r.l., which is controlled by ACI Holding S.à.r.l., which is controlled by Corporación America International S.à.r.l. (previously denominated America Corporation International S.à.r.l.), Luxembourg’s companies.

Corporacion America International S.à.r.l. is controlled by Liska Investments Corporation, a company incorporated under the laws of the British Virgin Islands.

Liska Investments Corporation is controlled by Southern Cone Foundation (CAAP`s ultimate parent company), a foundation created under the laws of Liechtenstein, having its corporate domicile in Vaduz. The foundation's purpose is to manage its assets through the decisions adopted by its independent board of directors. The potential beneficiaries of this foundation are members of the Eurnekian family and religious, charitable and educational institutions.

Transactions and balances with “Associates” are those carried out with entities over which CAAP exerts significant influence in accordance with IFRS, but does not have control. Transactions and balances with related parties, which are not associates and are not consolidated are disclosed as “Other related parties”.

The Group receives services from related parties, such as internal audit, management control, financial assistance, technology outsourcing services and construction services. The Group has also significant assets and liabilities arise from financial agreements with related parties.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

16	Related party balances and transactions (Cont.)

Summary of balances with related parties are:

	At March 31, 2019	At December 31, 2018
Year-end balances

(a) Arising from sales / purchases of goods / other
Trade receivables with associates	1,246	1,189
Trade receivables with other related parties	1,352	1,799
Other receivables with associates	714	856
Other receivables with other related parties	9,127	8,755
Other financial assets with associates	4,633	5,858
Other financial assets with other related parties	17,142	14,794
Trade payables to other related parties	(3,158)	(4,281)
	31,056	28,970
(b) Other liabilities
Other liabilities to other related parties	(2,123)	(2,711)
	(2,123)	(2,711)
(c) Other balances
Cash and cash equivalents in other related parties	5,467	9,986
	5,467	9,986

	For the three-month period ended March 31,
	2019	2018
Transactions
Commercial revenue	1,439	1,657
Fees	(1,760)	217
Interest accruals	348	(528)
Acquisition of goods and services	(5,082)	(3,421)
Others	565	(127)

The group leases buildings to other related parties which are recognized under the scope of IFRS 16 and accounted as of January 1, 2019 in Lease liabilities line. Additionally, the group has variable equipment leases with other related parties that are excluded from the lease liability according to IFRS 16. Transactions related to those leasing’s are included in Acquisition of goods and services line for an amount of USD 1,589.

Remunerations received by the Group’s key staff amounted to approximately 1.73% of total remunerations accrued at March 31, 2019 (2.64% as of March 31, 2018).

17	Cash flow disclosures

	For the three-month period ended March 31,
Changes in working capital	2019 (Unaudited)	2018 (Unaudited)
Other receivables and credits	(26,358)	16,207
Inventories	545	611
Other liabilities	(58,353)	(99,219)
	(84,166)	(82,401)

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2019 and 2018 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

17	Cash flow disclosures (Cont.)

The most significant non-cash transactions are detailed below:

	For the three-month period ended March 31,
	2019 (Unaudited)	2018 (Unaudited)
Intangible assets acquisition with an increase in Other liabilities / Borrowings	(17)	(517)
Right-of-use asset initial recognition with an increase in Lease liabilities	(11,904)	-
Dividends not paid	(7,308)	(6,232)
Borrowings cost capitalization	-	(3,405)
Dividends on preferred shares	(74)	(160)

18	Fair value measurement of financial instruments

According to the classification included in Note 3 B of the Consolidated Financial Statements as of December 31, 2018, the Company categorizes its financial instruments as assets and liabilities at amortized cost and fair value through profit or loss.

For the majority of instruments at amortized cost, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Significant differences were identified for the following instruments at March 31, 2019:

	Fair value	Carrying amount
Trust funds	97,053	101,655
Long-term borrowings	990,748	1,016,077

19	Subsequent events

Aeropuertos Andinos del Perú S.A. loan

On April 10, 2019, Aeropuertos Andinos del Perú S.A. (“AAP”) entered into a loan agreement as borrower with VolcomCapital Deuda Perú II Fondo de Inversión (administered and managed by VolcomCapital Administradora General de Fondos S.A.) (“Volcom”) in the amount of USD 10,5 million. Andino Investment Holdings S.A.A. and CAAP as shareholders of AAP were established as joint and several guarantors of AAP for the obligations that could be generated by virtue of the loan agreement. For this purpose, CAAP issued an irrevocable first demand guarantee letter in the amount of USD 5,25 million in favour of Volcom.

On April 16, 2019, AAP repaid loans provided by CAAP for a total amount of USD 4.6 million with the proceeds of the loan given by Volcom.

Aeropuertos Andinos del Perú S.A. guarantees

On April 12, 2019, CAAP issued guarantees in favour of AAP for concession contract fulfilment and works to be performed with two standby letters of credit of CAAP with Citibank for a total amount of USD 2,25 and USD 0,5 respectively.

Toscana Aeroporti S.p.A. expansion plan

On April 16, 2019, the decree ratifying the successful completion of the 2014-2029 Master Plan procedure for Florence's Amerigo Vespucci Airport, which involves the construction of a new 2,400-metre runway and a new terminal, was signed by the Italian Ministry of Infrastructure and Transport.

The decree marks the conclusion of the authorization procedure for the project, which had begun in 2015, following the favourable Environmental Impact Assessment awarded on December 28, 2017, and the end of the Conference of Services on February 6, 2019.

19	Subsequent events (Cont.)

The Ministry will submit its decision to Italian Civil Aviation Authority (ENAC) for the ensuing formalities.

There are no other subsequent events that significantly affect the Company´s financial position as of March 31, 2019.

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